                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934


For the Month of                    January 2003
                ----------------------------------------------------------------

                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
--------------------------------------------------------------------------------

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

         Form 20-F         X                      Form 40-F
                   ---------------                          ----------------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No       X
                               ------------             --------------

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
                                                -------------

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       AGNICO-EAGLE MINES LIMITED





Date:    January 15, 2003              By:   Sean Boyd
     ----------------------               --------------------------------------
                                          President and Chief Executive Officer

STOCK SYMBOLS:        AEM (NYSE)                    FOR FURTHER INFORMATION:
                      AGE (TSE)                     SEAN BOYD, PRESIDENT AND CEO
                                                    (416) 947-1212

FOR IMMEDIATE RELEASE:

(All amounts expressed in U.S. dollars unless otherwise noted)

                      AGNICO-EAGLE REPORTS 2002 PRODUCTION,
                   SIGNIFICANT GOLD DISCOVERY ON LAPA PROPERTY

Toronto (January 14, 2003) - AGNICO-EAGLE MINES LIMITED today announced fourth quarter and full year 2002 production results and a significant gold discovery on its Lapa Property, seven miles east of the LaRonde Mine in Quebec. In addition, work has commenced on a new feasibility study for the Goldex project, located in the mining town of Val d'Or, Quebec.

Despite record tonnage of 6,330 tons per day since the mill expansion in early October and record quarterly gold production of 75,236 ounces, the LaRonde Mine did not meet its fourth quarter production and cost estimates. The ability to mine and move ore along the lower mine levels continued to be obstructed by underground construction and development and by an aggressive drill program at depth.

"We have improved mine development activities as we are now able to replace contract miners with our own experienced crews and we are focused on completing construction on the lower mine levels in order to improve material flow," said Sean Boyd, President and Chief Executive Officer. "We are now in a position to operate at planned production rates and costs, following the setbacks of the second half of 2002," added Mr. Boyd. Gold production for 2003 is forecast at 375,000 ounces at a total cash operating cost of $125 per ounce.

"On the exploration and development front, we are advancing two of our more promising regional opportunities, Lapa and Goldex. We believe Lapa could be a satellite deposit for LaRonde, providing high-grade feed, and that Goldex could be an operating unit managed from LaRonde," continued Mr. Boyd.

Goldex has the potential within several years to add 225,000 ounces to the Company's annual production, with a cash cost below $200 per ounce, assuming a 10,000 ton per day operation and reduced operating costs from economies of scale and regional synergies. On the potentially high-grade Lapa property, the Company has an option to earn up to a 70% interest and anticipates including an inferred resource with the year-end results release on February 19. More information about the size of the resource is required before production volume can be estimated.

2002 PRODUCTION RESULTS


                                                              Fourth Quarter                        Year
                                                        ----------------------------    -----------------------------
                                                                 2002          2001               2002          2001
                                                          (unaudited)                      (unaudited)
                                                          -----------       -------        -----------     ---------
Tons of ore milled                                            537,895       480,931          1,963,129     1,805,248
Tons per day                                                    5,847         5,228              5,378         4,946
Head grades:
     Gold (oz./ton)                                              0.14          0.16               0.14          0.15
     Silver (oz./ton)                                            2.32          2.16               2.34          2.32
     Zinc (%)                                                    3.74          5.02               4.14          5.19
     Copper (%)                                                  0.50          0.24               0.34          0.21
Mill recoveries (%):
     Gold                                                       92.97         93.30              93.21         92.59
     Silver                                                     80.56         79.10              80.59         79.50
     Zinc                                                       77.98         81.70              78.44         78.98
     Copper                                                     80.26         65.80              71.52         58.17
Payable production:
     Gold (ounces)                                             75,236        66,372            260,183       234,860
     Silver (ounces in thousands)                               1,103           597              3,094         2,524
     Zinc (pounds in thousands)                                26,610        33,605            108,060       126,275
     Copper (pounds in thousands)                               3,985         1,415              8,928         4,096



Minesite operating cost per ton milled (C$)                    50-52*            49             50-52*            52

Minesite capital costs (millions $)                               14*           9.8                62*          36.3
Cash operating costs ($/oz.)                                 165-175*           133           135-150*           132
El Coco royalties ($/oz.)                                      25-35*            48             40-45*            23
                                                               ------            --             ------            --
Total cash costs ($/oz.)                                     190-210*           181           175-195*           155
                                                             --------           ---           --------           ---

*These amounts represent preliminary estimated ranges and are subject to finalization of the Company's accounts and the year-end audit.

Despite missing production forecasts for the fourth quarter, significant operating improvements were achieved and several new production records were established for both the quarter and year.

During the fourth quarter, metallurgical recoveries achieved target, with the mill averaging 5,847 tons per day, including the six-day plant changeover and shutdown period at the beginning of October. Excluding the changeover, the mill averaged 6,330 tons of ore per day. The cash operating cost per ounce of gold produced is estimated to be $165 to $175 and approximately C$50 to C$52 per ton of ore milled. Total cash costs, including the El Coco royalty, are estimated to be $190 to $210 per ounce for the quarter.

For the year 2002, the cash operating cost per ounce is estimated to be $135 to $150 and C$50 to C$52 per ton of ore milled. Total cash costs, including the El Coco royalty are estimated to be $175 to $195 per ounce.

The production shortfall was due to the lingering effects of poor performance in stope development over the past three quarters. This resulted in mining fewer tons and limited LaRonde's ability to mine higher-grade ore on the lower mining levels. The development delays were caused by excessive summer heat reducing the effectiveness of underground cooling, which impeded productivity. Lower tonnage was primarily a consequence of congestion due to underground construction. Also, a SAG mill drive failure in July delayed backfill placement, which also impacted the mining sequence of higher-grade ore in 2002.

The Mine achieved several milestones during the year including:

   - Record annual tonnage processed of almost 2 million tons and gold production of over 260,000 ounces.

   - Record tonnage processed in the fourth quarter of 540,000 tons and 550,000 tons hoisted from underground.

   - Record monthly tonnage processed of 195,000 tons in December 2002 and 198,000 tons hoisted.

The following table summarizes the mine and mill operating performance, as it relates to progress on underground development in the lower levels of the mine. It demonstrates the operating improvements achieved during the second half of the year, following the heat-related delays experienced in the summer:

                       % of Lower Level
                            Development          Tons of Ore Hoisted from        Daily Mill Throughput
                     Objective Achieved                       Underground                       (tons)
------------------------------------------------------------------------------------------------------
            July                    57%                           103,699                        3,349
          August                    57%                           112,407                        5,311
       September                    70%                           161,057                        5,365
         October                    85%                           176,608                        5,416
        November                    90%                           174,449                        5,855
        December                    92%                           198,411                        6,270

The table illustrates the trend of improving underground performance even though the lower level crushing plant and ore handling facility are not finished.

Operating performance continues to improve. During the last 30 days ended January 12th, the mill averaged over 7,000 tons per day despite a planned maintenance shutdown of 42 hours. Currently the higher-grade lower section of the mine is supplying 43% of the mill feed.

Several initiatives have been implemented that will result in continued performance improvements during the first two quarters of 2003 and beyond, including:

   - LaRonde's experienced development crews have now been able to replace contract miners, improving development performance and reducing congestion on the lower mining levels.

   - Underground crews have been switched from a five-day to seven-day work rotation for 2003 which will also reduce congestion and improve development performance.

   - Two additional rock bolters will improve flexibility and development performance.

   - Ramp access has now been established between Levels 206 and 215 which improves and reduces congestion, especially over the short term on Level 215.

   - Revisions in the paste backfill system have improved flexibility in the mining sequence.

   - Increased production from the lower levels has allowed more waste to be used as backfill, also reducing level congestion.

   - Completion of the 5,000-ton ore silo on Level 215 will improve the flow of ore and increase hoisting performance from the lower mining levels.

   - The Level 219 crushing plant and conveyor system will be completed in the second quarter further improving ore-flow efficiencies.

   - Reduced underground activity, increased cooling capacity and improved ventilation will improve the underground ambient temperature conditions this summer.

   - Delivery of a new production drill at the end of February will standardize the production drill fleet as well as increase performance.

STRONG PERFORMANCE IN 2003

During the fourth quarter, both the mine and mill demonstrated the ability to operate at 7,000 tons per day. The mill achieved the rated daily capacity of 7,000 tons within 48 hours of start up and has achieved peak rates in excess of 8,000 tons while meeting planned metallurgical recoveries. Hoisting and mining have already achieved peak rates of 9,000 tons over a 24-hour period. With the bottlenecks being eliminated and efficiencies improved as discussed above, LaRonde is in a strong position to achieve its 2003 targets of 375,000 ounces of gold at a total cash operating cost of $125 per ounce.

LARONDE RESERVES AND RESOURCES

Diamond drilling during the fourth quarter focused below Level 215. Currently, three drills are in operation on Level 215 to define the eastern limit of Zone 20 North at depth, to increase the drill hole density along the eastern portion of this zone to convert resources to reserves, and finally, to provide additional information for the deep development study. The initial results suggest that the rake of Zone 20 North is steeper to the west at depth than originally interpreted and the eastern limit of the zone appears to have been defined.

The initial impact of defining the eastern limit could result in a decrease in the mineral resource of approximately 500,000 ounces. However, there are two potential offsets, which will be included in the February 19th results release. Recent drilling completed from Level 215 has encountered higher grades and greater thicknesses than used in the 2001 mineral resource estimate. In addition, recent drilling to the west and at depth, has indicated that Zone 20 North is still open, with suggestions of a new parallel zone in the footwall. The net impact on the overall mineral resource will be quantified in the year-end 2002 reserve/resource update.

The reserve/resource update will also quantify the net resource-to-reserve conversion based on tighter drill spacing on the eastern part of LaRonde's resource. Early indications are that proven and probable reserves should show an increase for 2002.

POSITIVE INDICATIONS FOR LARONDE DEEP DEVELOPMENT

Initial work on the deep development program has evaluated several options, including rehabilitating Shaft #1 (not currently in use), sinking a new shaft to a depth of 10,000 feet, and various shaft/winze/ramp combinations. Various mining rates have also been evaluated. Preliminary indications are that the deposit at depth will be economic based on the current gold resource and with capital costs of approximately $45 to $60 per ounce.

As a result of this information, development of the Level 215 exploration drift has been accelerated by 12 months for completion by the end of 2003. This heading has been placed on a seven day/24-hour schedule with the additional development crews being transferred from the Level 20 El Coco exploration drift. As a result, further exploration on the El Coco-Sphinx Properties has been postponed during 2003.

The acceleration of the Level 215 exploration drift will allow for the accelerated transfer of resource to reserves, speed up the exploration of the potential new parallel zone to the west, provide additional information for the deep mining development program earlier than planned, and accelerate exploration on the western side of Zone 20 North. Results of the study are anticipated for the Company's Annual General Meeting of shareholders on June 19th, 2003.

LAPA: EXTENSION OF HIGH-GRADE GOLD ZONE

As previously disclosed, an option agreement was signed in 2002 between Agnico-Eagle and Breakwater Resources Ltd. for the Lapa Property. Agnico-Eagle can earn a 60% interest over a five-year period and can increase this to 70% by delivering a bankable feasibility study. The Lapa Property is located in Cadillac Township, Quebec, seven miles east of the LaRonde Mine, and it has the potential to be developed into a gold mine similar to others located along the Cadillac-Larder Lake Break.

In 1999 while Breakwater was drilling Zone A, a new gold bearing horizon was discovered and named the Contact Zone for its proximity to the Cadillac Group sediment and Piche Group volcanic contact. Three of the four holes completed returned the following results:

                                                                    TRUE      GOLD(OZ/TON)     GOLD(OZ/TON)
DRILL HOLE                FROM (FT)           TO (FT)      THICKNESS(FT)       CUT(1.0 OZ)          (UNCUT)
-----------------------------------------------------------------------------------------------------------
LA99-02                      2049.5            2139.4               26.2              0.29             0.39
-----------------------------------------------------------------------------------------------------------
LA99-03                      2415.4            2432.7                9.8              0.34             0.42
-----------------------------------------------------------------------------------------------------------
LA99-04                      1726.4            1735.6                6.5              0.25             0.25
-----------------------------------------------------------------------------------------------------------


In 2002, upon the signing of the option agreement, Agnico-Eagle initiated a drill program to follow up on 1999's encouraging results. As previously announced, initial drilling extended the Contact Zone and encountered high grade gold mineralization as follows:

                                                                    TRUE      GOLD(OZ/TON)     GOLD(OZ/TON)
DRILL HOLE                FROM (FT)           TO (FT)      THICKNESS(FT)       CUT(1.0 OZ)          (UNCUT)
-----------------------------------------------------------------------------------------------------------
118-02-01A                   2546.3            2562.7                9.5              0.23             0.29
-----------------------------------------------------------------------------------------------------------
118-02-02B                   2549.9            2573.2               14.9              0.32             0.32
-----------------------------------------------------------------------------------------------------------
118-02-03                    2505.9            2514.1                5.9              0.13             0.13
-----------------------------------------------------------------------------------------------------------

Based on the success of Agnico-Eagle's first drill program, a follow-up program was initiated in November 2002. Four follow-up drill holes have successfully extended the high grade Contact Zone. Visible gold was evident in all of the drill holes. The drill results are:

                                                         TRUE THICKNESS     GOLD (OZ/TON)      GOLD (OZ/TON)
DRILL HOLE              FROM (FT)            TO (FT)               (FT)        CUT 1.0 OZ              UNCUT
------------------------------------------------------------------------------------------------------------
118-02-04                  3086.9             3110.9               16.4              0.36               0.60
------------------------------------------------------------------------------------------------------------
118-02-05                  1341.2             1375.7               16.4              0.17               0.17
------------------------------------------------------------------------------------------------------------
118-02-06*                 2681.4             2706.7               13.1              0.18               0.29
------------------------------------------------------------------------------------------------------------
118-02-07*                 3219.8             3236.2               10.5              0.28               0.28
------------------------------------------------------------------------------------------------------------

*check assay pending

A third drill has been added to the program. Drilling is focused on extending the Contact Zone to the east and at depth where the zone remains open. To date, the zone has been traced over a length of 1,100 feet and 1,600 feet vertically. The Company intends to provide an inferred resource calculation for Lapa in the year-end results.

The Company will continue its aggressive drill program upon the completion of the resource calculation.

Due to its high grade potential and proximity to LaRonde, the Lapa property has the potential to be an important part of the Company's regional development and production plan.

All Lapa drill core is BQ caliber and is logged at the LaRonde Mine by a senior project geologist for the Company's Exploration Division, who is fully qualified per the standards outlined in National Instrument 43-101. The drill core is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample with either an Atomic Absorption finish or a Fire Assay finish as requested by the project geologist. The laboratories used are ALS Chemex Chimitec, Val d'Or, Quebec, and XRAL Division SGS Canada Inc. of Rouyn-Noranda, Quebec.

GOLDEX FEASIBILITY STUDY

Another important component of Agnico-Eagle's regional development and production plan is the 100% owned Goldex Deposit located at the western limit of the mining town of Val d'Or, Quebec, 35 miles east of LaRonde. The Goldex Deposit has an inferred mineral resource of 25.4 million tons grading 0.073 ounces of gold per ton, containing an estimated 1.8 million ounces of gold. This resource is not currently reported in Agnico-Eagle's resource base. The Goldex Deposit is very compact, having a known vertical extent of 1,000 feet, strike length of 1,000 feet, and thicknesses up to 800 feet. A previous comprehensive drill program indicated that the mineralization remains open at depth and to the east. Previous drilling, approximately 2,000 feet below surface, intersected in excess of 700 feet grading 0.07 ounces to 0.10 ounces of gold per ton. Previous work on the deposit included four separate bulk samples, with the latest test in 1996. This latest bulk sample of 113,400 tons was milled and returned a grade of 0.074 ounces of gold per ton. The test work has generally confirmed the grade of mineralization in the test areas of the deposit at between 0.06 to 0.08 ounces of gold per ton.

An Agnico-Eagle feasibility study was completed in 1996 on an indicated mineral resource of 15.0 million tons grading 0.074 ounces of gold (1.1 million ounces) and at a production rate of 5,000 tons per day. It was evaluated as a stand-alone operation, with production costs estimated at C$22 per ton and capital costs estimated at C$136 million. The construction plan included a new concrete lined circular shaft to a depth of 3,000 feet and a milling facility that consisted of grinding, gravity and flotation circuits. The study estimated annual gold production of approximately 125,000 ounces at a cash cost of $210 per ounce. Development was forecast to be less than three years as the project could be accessed from the existing 3,000 feet deep exploration shaft.

The Goldex Project is currently being reevaluated based on a 25.4 million ton inferred mineral resource and a 10,000 TPD mining rate and a scoping study is expected to be completed by the second quarter of 2003. It is also being evaluated with respect to potential synergies with the LaRonde Mine. On the basis of economies of scale and synergies, there is the potential to reduce the production costs. The experience gained from building and operating a 7,000 ton per day mine at LaRonde is also being used to reevaluate Goldex.

In addition, existing and currently owned infrastructure is available that could be used to reduce capital costs, including the original 16-foot production hoist from the Penna Shaft, surface ventilation installations and potentially a head frame, none of which were available at the time of the previous feasibility study.

Due to the size and thickness of the deposit, a large scale bulk mining method (potentially block caving) is envisioned to reduce capital, labour and ongoing development costs. Goldex has the potential within several years to add 225,000 ounces to the Company's annual production, with a cash cost below $200 per ounce, assuming a 10,000 ton per day operation and reduced operating costs from economies of scale and regional synergies.

2002 YEAR-END RESULTS

Agnico-Eagle will report its fourth quarter and year-end 2002 financial results on Wednesday, February 19, 2003, after market close. The Company will host a conference call on Thursday, February 20 at 11:00 a.m. (EST). Please phone 416-640-4127 at that time if you would like to participate or you can participate in a listen-only mode via the Company's website WWW.AGNICO-EAGLE.COM. The replay phone number will be 1-877-289-8525, passcode 177341#.

Please refer to the Company's website: (WWW.AGNICO-EAGLE.COM) for a full 2003 schedule of quarterly reporting dates, conference calls, annual general meeting and investor conferences.

In addition, analysts and investors are invited to attend a TOUR OF THE LARONDE MINESITE on THURSDAY, MAY 22. The tour will focus on progress of underground development and will include a tour of the infrastructure at depth. An exploration update will also be provided on LaRonde and the Company's regional programs along its 12 mile position on the Cadillac-Bousquet Belt. Space is limited and will be reserved on a first-come first-serve basis. Please register your interest in attending with Hazel Winchester at 416-847-3717.

THE LONGITUDINAL ILLUSTRATIONS THAT DETAIL THE DRILL RESULTS PRESENTED IN THIS REPORT CAN BE VIEWED, PRIOR TO THE CONFERENCE CALL, AND/OR DOWNLOADED FROM THE COMPANY'S WEBSITE:

         HTTP://FILES.NEWSWIRE.CA/3/AGNICOMAP.PDF

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F). These filings can be accessed through the Company's website: WWW.AGNICO-EAGLE.COM.

Agnico-Eagle is an established Canadian gold producer with operations located principally in northwestern Quebec and exploration and development activities in Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit.

The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and has paid a cash dividend for 23 consecutive years.

                                     - 30 -